File No. 70-7202


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                  CERTIFICATE OF NOTIFICATION
            Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

               NEW ENGLAND ELECTRIC SYSTEM (NEES)
                NEW ENGLAND POWER COMPANY (NEP)
      NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)


     It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

   NEES' equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and NEES. In order to maintain the approximate ration of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on December 28, 1999, NEET purchased 18 shares of NEET stock from NEES at a price of $27,347.17 per share for a sum of $492,249.06.

     The required "Past Tense" Opinion is filed herewith as Exhibit F.

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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

                              NEW ENGLAND ELECTRIC SYSTEM
                              NEW ENGLAND POWER COMPANY
                              NEW ENGLAND ELECTRIC TRANSMISSION
                              CORPORATION

                              s/ John G. Cochrane

                              By
                                 John G. Cochrane
                                 Treasurer


Dated: January 7, 2000



     The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.